Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                   Direct Dial: 202-239-3346                E-mail: david.baum@alston.com

August 26, 2015

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 248 to the Trust’s Registration Statement on Form N-1A – FFI Diversified US Equity Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the FFI Diversified US Equity Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 248 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 248”). Post-Effective Amendment No. 248 is being filed for the purpose adding the Fund as a new series of the Trust. Also being filed today in Post-Effective Amendment No. 247 to the Trust’s Registration Statement is the FFI Diversified US Equity Portfolio (the “Portfolio”). The Portfolio is identical to the Fund with the same investment objective, management fee, principal investment strategies and risks and only differs in the fact that Fund offers retail shares and shares of the Portfolio are intended to be sold to certain separate accounts of the participating life insurance companies, as well as qualified pension and retirement plans and certain unregistered separate accounts.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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